
Mail Stop 4720

June 12, 2009

Via U.S. Mail and facsimile to (202) 464-1134

William H. Lagos
Senior Vice President and Chief Financial Officer
Southern National Bancorp of Virginia, Inc.
6830 Old Dominion Drive
McLean, Virginia 22101

> **RE: Southern National Bancorp of Virginia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **File No. 001-33037**

Dear Mr. Lagos,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Net Income, page 26

1.   We note your presentation of the non-GAAP measure "Net income excluding
        OTTI." This measure excludes losses on certain investment securities. These
        measures appear to smooth a measurement of earnings. Item 10(e) of Regulation
        S-K prohibits adjusting a non-GAAP financial performance measure to eliminate
        or smooth items identified as non-recurring, infrequent or unusual, when the
        nature of the charge or gain is such that it is reasonably likely to recur within two
        years or there was a similar charge or gain within the prior two years. Please tell
        us how you evaluated the nature of this item with respect to the guidance in Item
        10(e) of Regulation S-K. Specifically identify how you determined the
        adjustment was non-recurring in nature, considering that losses on investment
        securities are a recurring, ordinary operating expense for financial institutions.
        Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures. Please revise your future filings accordingly to
        eliminate this measure. As noted in the referenced guidance, in lieu of a tabular
        presentation, you are not prohibited from discussing the impact of such charges
        on your net income in a narrative format.

2.   If you are able to support that your non-GAAP measure is not prohibited, please
        revise your future filings to include the following:

        a. Revise future filings to clearly label these measures as non-GAAP each time
            they are presented;

        b. The manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;

        c. The economic substance behind management's decision to use such a
            measure;

        d. The material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;

        e. The manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and

        f. The substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors regarding your financial
            condition and results of operations.

Refer to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for further guidance.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page 67

3.   We note your disclosures regarding the elimination of your deferred tax asset valuation allowance during the second quarter of 2007. In light of your recently recorded and possible additional other-than-temporary impairments of securities, the increases in your provision for loan losses, and other factors including the current economic conditions, to the extent you believe it is reasonably possible that you may need a material valuation allowance in future periods, please consider the need to provide disclosures in your MD&A and tax footnote that express such a risk.

Form 10-Q for the Period Ended March 31, 2009

Item 1. Financial Statements

Note 3. Securities, page 9

4.   On page 11 you disclose that you use the guidance in FSP FAS 157-3 to determine the fair value of your pooled trust preferred securities, and that you use a cash flow model to provide the best estimate of credit related other-than-temporarily impairment for these securities. You also state that you utilize outside analysts in your EITF 99-20 other-than-temporary analysis. Please address the following:

   a. Please provide us with additional details regarding your FSP FAS 157-3 fair value analysis used to determine the fair value of the pooled trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in SFAS 157 and related interpretations. Specifically provide detailed information on how you developed your liquidity adjustment.

   b. Please identify the key differences between the cash flow analysis used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between the two measures.

      c. Regarding your MMCF XVIII security, which is not performing in accordance with contractual terms, please tell us in greater detail how you determined that an other-than-temporary charge was not necessary. Specifically refer to how you considered paragraph 12(b) of EITF 99-20, which states that if the fair value of the security is below book value and there has been an adverse change in estimated cash flows (e.g. no longer receiving interest payments), then the security is considered other-than-temporarily impaired and should be written down to fair value. Please provide us with a detailed analysis relating to this security.

5.   Please tell us what information you received from rating agencies supporting their ratings of your pooled trust preferred securities and tell us how you considered it as part of your analysis.

6.   To the extent you have the information, please tell us the number of securities for which you estimated a lower probability of default as compared to Fitch or Moody's. If you consistently had a lower estimate, please tell us why you believe this is reasonable and more appropriate.

7.   The table provided at the bottom of page 10 is very informative. In future filings, please modify this table to address the following:

      a. Please provide additional columns that present losses to date for each pool you hold as well as your assumptions for future losses to the pool.

      b. Please provide an additional column to disclose the level of the tranche (e.g. senior, mezzanine) for each security.

      c. Please provide a footnote to the last column titled "Estimated Incremental Defaults Required in Adversely Impact Cash Flows" to clarify what this column represents in the context of your investment. For instance, please clarify the extent to which the amounts in this last column relate to the excess subordination on your specific investment, the entire tranche or the entire pool.

      d. Please tell us and consider disclosing the amount of excess subordination and the amount of actual deferrals and defaults as a percent of current collateral.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief